FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of January, 2006

                         Commission File Number 1-15236

                              Advantest Corporation
                 (Translation of Registrant's Name Into English)

                         Shin Marunouchi Center Building
                                1-6-2, Marunouchi
                                   Chiyoda-ku
                                 Tokyo 100-0005
                                      Japan
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X       Form 40-F
                                    ---               ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No X
                                    ---      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

Material Contained in this Report:

   1. English translation of the Japanese-language Overview of Third Quarter Financial Results for the period commencing April 1, 2005 and ended December 31, 2005, as filed with the Tokyo Stock Exchange on January 26, 2006.

                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             Advantest Corporation



                                             By:  /s/ Hitoshi Owada
                                                 -------------------------------
                                                 Name:  Hitoshi Owada
                                                 Title: Director and Managing
                                                        Executive Officer


Date:  January 26, 2006